SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Caterpillar Inc.

NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

CtW Investment Group @CtWInvGrp  ·  May 19

Cat CEO didn't deserve pay raise, CTW Investment Group says https://shar.es/1rd7hG  via ~~@~~crainschicago ~~#~~corpgov ~~$~~CAT ~~#~~execpay

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[The link in this tweet is to an article in Crain’s Chicago Business with the same name dated May 19, 2015.]

CtW Investment Group @CtWInvGrp  ·  May 19

CtW Investment Group launches 2 new vote no efforts - Wal-Mart and Caterpillar - http://ctwinvestmentgroup.com/  ~~#~~corpgov ~~#~~execpay ~~$~~CAT ~~$~~WMT

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[The link in this tweet is to the “Recent Initiatives” page at www.ctwinvestmentgroup.com.]

 CtW Investment Group @CtWInvGrp  ·  May 18

CAT: case study on how not to structure ~~#~~execpay CtW IG No’ Vote on Caterpillar pay ~~$~~CAT ~~#~~corpgov ~~#~~execpay http://on.wsj.com/1ET78iF  via ~~@~~WSJ

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[The link in this tweet is to a Wall Street Journal article by James Hagerty entitled “CTW Investment Group Calls for ‘No’ Vote on Caterpillar Pay.”]